SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                   No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Lease for office in Austin, Texas
     On October 18, 2007, Caseta Technologies, Inc. (“Caseta”), a wholly owned subsidiary of Telvent GIT, S.A. (the “Company”), entered into a lease agreement with Highland Resources, Inc. (“Landlord”) for office space located at 211 E. 7th Street, Austin, Texas (the “Building”). The leased facility is 5,161 square feet and is located on the 8th floor of the Building. During the term of the lease, Caseta will have the option to lease adjacent space on the 8th floor, if available, at similar terms and conditions as those contained in the lease. The rent under the lease is U.S. $7,741 per month. Caseta will also pay its proportionate share of the operating costs and property taxes. The Landlord shall provide Caseta with an improvement allowance of U.S. $51,610 for improvements made to Caseta’s leased facility. The effective date of the lease will be the date Landlord receives a certificate of occupancy from the City of Austin for Caseta’s leased facility or the date Caseta occupies the spaces, whichever occurs first (the “Commencement Date”). The initial term of the lease is for a period of three years from the Commencement Date. Caseta has the option to renew the lease for two additional one-year terms. To exercise its right to renew the lease for an additional year, Caseta must give Landlord at least 180 days notice prior to the expiration of the current term. Upon any such renewal notice, Caseta and Landlord will then have a period of 90 days to reach an agreement upon the fair market value of the rent (as determined by the rent of office space of similar size, use and location).
     The Company has agreed to guarantee Caseta’s obligations under the lease and has executed a guarantee in favor of the Landlord.
     The Company intends to file a copy of the lease agreement between Caseta Technologies, Inc. and Highland Resources, Inc. as an exhibit to its quarterly report on Form 6-K for the quarter ending September 30, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 24, 2007